Exhibit 99.1

ABN 82 010 975 612
PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

SUMMARY OF DIRECTOR CREDENTIALS

Brisbane, Australia 29 July 2009: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced a brief background of each new appointee to the Progen Board following the July 17 General Meeting.

Mr. Heng Hsin Tang

Non-Executive Director

Mr Tang has a bachelor’s degree in Civil Engineering with honours, and an MBA from the University of Queensland. Mr Tang has more than 10 years experience in project and financial managements in engineering and property development, specialising in feasibility studies, cash-flow management, structural finance and acquisitions for major projects. Until recently, Mr Tang was Commercial Manager for a national property developer, and managed the finance for their Queensland projects valued at over $1bn.

Mr Joe Yeh-Chiao Lin
Non-Executive Director

Mr Lin is an accomplished IT professional with demonstrated success in business process management, strategy planning, and project management. He has 10 years experience in research and development, commercialisation and general management in the information technology industry. He is currently a researcher and a PhD candidate of computer science at the University of Queensland. He has also been a project manager for an international organisation since 2001. His main research interests are innovative solutions for business information systems that span several areas including business process management, data quality management, scientific workflows and service oriented computing.

Mr Thomas Burt

Non-Executive Director

Mr Burt has had over 40 years experience across a number of industries including telecommunications, postal operations, logistics, property management and redevelopment and management consulting. He attended the University Of Hawaii Advanced Management Program in 1988 and the Mt Eliza Business School Directors’ Course in 1991. Mr Burt has held positions including Managing Director, New Zealand Post Properties Ltd, Managing Director, Total Logistics Company Ltd, National General Manager Facilities Management, Telstra, National General Manager Program Office and Service Improvement, Telstra and Manager International Business Development Asia-Pacific for Lockheed Martin Distribution Technologies. Over the past 4 years, Mr Burt has worked for various companies in a management consulting role providing advice and recommendations for improvements in general business disciplines and identifying M&A opportunities as well as undertaking a one year special assignment for Lockheed Martin Overseas Corporation.

ENDS

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:	Paul Dixon
Company Secretary
+61 7 3842 3333

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.